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                                 United States
                      Securities and Exchange Commission
                             Washington, DC 20549

                                   FORM 6-K
                       Report of Foreign Private Issuer
   Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                       Commission File Number  000-27663

                            SATYAM INFOWAY LIMITED
            (Exact name of registrant as specified in its charter)

                                Not Applicable
                (Translation of registrant's name into English)

                               Republic of India
                (Jurisdiction of incorporation or organization)

                              Maanasarovar Towers
             271-A, Anna Salai, Teynampet, Chennai 600 018, India
                               (91) 44-435-3221
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F. Form 20F    X     Form 40 F _______
                                             --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ______  No    X
               -------
If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.
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OTHER EVENTS.

     On July 25, 2000, Satyam Infoway Limited ("Satyam Infoway" or the "Company") issued a press release announcing that it had entered into an agreement (the "Merger Agreement") to acquire IndiaPlaza.com, Inc. ("IndiaPlaza"). In connection with the merger, Satyam Infoway will issue an aggregate of 480,000 American Depository Shares to the shareholders of IndiaPlaza. Shareholders of IndiaPlaza owning shares representing in excess of a majority of IndiaPlaza's outstanding common and preferred stock have executed Shareholder Support Agreements pursuant to which such shareholders have agreed to approve the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

     This report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties, including the need for Satyam Infoway to issue the ADSs necessary to finance the acquisition of IndiaPlaza and complete the acquisition, that could cause actual results to differ materially from those reflected in the forward-looking statements. For a discussion of the risks associated with Satyam Infoway's business, please see the discussion under the caption "Risks Related to Our Business" in Satyam Infoway's Annual Report on Form 20-F for the fiscal year ended March 31, 2000 which has been filed with the Securities and Exchange Commission.
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                                  SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date: July 27, 2000                    SATYAM INFOWAY LIMITED



                                       By:  /s/ K. Thiagarajan
                                            --------------------------------
                                            Name:  K. Thiagarajan
                                            Title:  General Manager, Finance
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                                 EXHIBIT INDEX



Exhibit Number      Description
--------------      -----------

99.1                Press Release dated July 25, 2000.